Exhibit 99.1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd. Announces
the Adoption of a Compensation Plan for Officers and Senior Employees

Hadera, Israel, January 14, 2008 – American Israeli Paper Mills Ltd. (ASE:AIP) announced today that the Company’s Board of Directors had resolved, per the recommendation of the Audit Committee, to adopt a compensation plan for officers and senior employees of the Company and/or its subsidiaries and/or affiliated companies.

The plan will include the issuance of an aggregate of 285,750 options, all of which would be issued upon receipt of all necessary approvals. Each option will represent, subject to adjustments, a right to purchase one ordinary share, NIS 0.01 par value each, of the Company. Out of the aggregate number of 285,750 options to be issued, 40,250 options will be granted to the Chief Executive Officer of the Company, Mr. Avi Brener.

The exercise price of each option will be NIS 223.965 per ordinary share (approximately $60.12). The exercise price is equal to the 30-day average closing price of the Company’s ordinary shares on Tel Aviv Stock Exchange prior to the date of approval of the plan by the Board of Directors, less 10%

A summary of the material terms of the plan and further information with respect to the adoption of the plan will be included in a Form 6-K to be submitted to the Securities and Exchange Commission.